Mail Room 4561

May 5, 2010

Michael F. Smith
MyOtherCountryClub.com
18124 Wedge Pkwy, Ste. 1050
Reno, Nevada 89511

> **Re:** **MyOtherCountryClub.com**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 13, 2010**
> **File No. 333-165407**

Dear Mr. Smith:

We have reviewed your amended filing and response letter dated April 11, 2010 and have the following comments. References to prior comments in this letter relate to comments in our letter dated April 7, 2010. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review and look forward to working with you. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Ensure that a currently dated consent of your Independent Registered Public Accounting Firm is filed as an Exhibit to each amendment.

Form S-1/A

Cover Page

2.   Your disclosure continues to refer to the Risk Factors section as beginning on page 7; however, the risk factors begin on page 5. Please revise.

Risk Factors, page 5

General

3.   Please review each risk factor caption to ensure that each caption clearly conveys the ensuing risk to investors that results from the risks that you are identifying.

For example, on page 5, describe concisely the risk to investors if you are unable to complete your website development because you do not complete the offering. State the risk to investors posed by the business condition of a lack of any signed agreements, which you discuss on page 6. Identify the resulting risk to investors of the lack of insurance coverage for operational risks in the golf industry. The foregoing are non-exclusive examples of changes required to conform to Rule 421(d). Revise throughout.

4.   In response to prior comment 7, you indicate that you hope to register your stock under Section 12(g) and become a fully reporting company. Clarify when and how you plan to register your class of common stock under the Exchange Act. To the extent your Securities Act registration statement may become effective prior to an Exchange Act one, disclose that until the Exchange Act filing is effective you will not have a Section 12(g) registered class of securities, and as previously requested, include a risk factor alerting investors to the fact that you will only be required to comply with the limited reporting obligations required by Section 13(a) of the Exchange Act, until the Exchange Act filing is effective. Further, we note that your disclosures elsewhere in the filing continue to suggest that you will be a fully reporting company in all circumstances, although you appear to retain discretion regarding the filing of the Exchange Act registration and there is uncertainty regarding the timing of the effective date of any such document. Please revise your disclosures throughout accordingly.

"The report of our independent auditors indicates uncertainty concerning our ability to continue as a going concern…," page 9

5.   Please move the risk factor pertaining to the qualification in your auditor's opinion about your ability to continue as a going concern to the beginning of your risk factors section and include disclosure alerting investors that the financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Use of Proceeds, page 14

6.   As requested in prior comment 9, in this section clarify how you will prioritize the application of the varying amounts of proceeds you will receive from this offering as varying amounts of shares are sold, up to the maximum. In quantitative and reasonably detailed terms, discuss your plans to use the proceeds as their amount changes depending on the number of shares that are sold. The current presentation is not appropriate or consistent with the requirements of Item 504 of Regulation S-K because the disclosure is limited to a presentation of the use of proceeds if all the shares offered are sold.

7.   To conform to the requirements of Rule 424(b), eliminate the duplicative disclosure on page 42 pertaining to the use of proceeds and consolidate the disclosure concerning the priorities for application of the proceeds, if less than the maximum amount of shares is sold, to the section on page 14.

Dilution, page 15

8.   The dilution disclosure is based on the assumption that you will sell all of the shares offered pursuant to the registration statement. Please expand this disclosure to indicate how dilution varies depending on the number of shares sold in the offering. Refer to Item 506 of Regulation S-K.

Sales by Selling Shareholders, page 20

9.   You state that selling shareholders may sell up to 900,000 shares of common stock at a fixed price of $.05 or prevailing market prices or privately negotiated prices once your shares of common stock are quoted on the OTCBB or on "any other" securities exchange. Please revise to state that selling shareholders may sell at a fixed price of $.05 per share until the stock is either included in the OTCBB system or has been listed for trading on a registered national securities exchange. Also, please remove the suggestion that the OTCBB is a securities exchange.

Procedures and Requirements for Subscription, page 21

10.   We note that investors are required to execute a subscription agreement to subscribe for any shares in this offering, yet Section 2(d) of the Subscription Agreement filed as Exhibit 10.1 suggests that this agreement does not relate to the current offering. Please file the current subscription agreement as an exhibit to your Form S-1.

Industry Background, page 23

11.   In response to prior comment 11, you have embedded three hyperlinks to third-party websites, yet you have not clarified the significance of these hyperlinks, why they are relevant, and how the information contained therein relates to the applicable portion or section of your disclosure. Further, it appears that it may be burdensome for investors who cannot effectively access this hyperlinked information to understand the significance of these hyperlinks as they relate to your filing. Please revise your disclosure accordingly. Note that by adding the embedded hyperlinks to your prospectus, you will be deemed to be adopting the hyperlinked information. Refer to Section II.B.1 of SEC Release No. 33-7856.

12.   We note that you have included several quotes from individuals, including Dana
        Garmany, Joe Beditz, and David Shaw. Should you choose to retain these quotes,
        please confirm to us that the aforementioned individuals have reviewed the
        disclosure and have no objection to the use of their statements in the offering
        document. Provide your analysis as to whether any of the statements attributed to
        those third parties should be accompanied by a written consent that is filed as an
        exhibit for the use of names and quotes in your filing. Tell us whether the
        referenced reports with statistical information were prepared in connection with
        the registration statement or whether you commissioned any of the reports. Refer
        to Rule 436 and Question 141.02 of our Compliance and Disclosure
        Interpretations, available on our website at
        http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. Alternatively,
        please revise to make the statements your own, based on your knowledge of the
        industry. Irrespective of whether you include the quotations, as previously
        requested, please provide us with the relevant portions of the industry research
        reports you cite in your response letter. To expedite our review, please clearly
        mark each source to highlight the applicable portion or section containing the
        quotation and/or statistic, and cross-reference it to the appropriate location in your
        registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Need for Additional Financing, page 41

13.   Your response to prior comment 14 does not address the minimum period of
        planned operations that you expect to be able to fund if you raise all the proceeds
        in the current offering in Management's Discussion and Analysis section. Please
        revise accordingly. Further, discuss the rate at which you expect to be using
        funds once you commence operations and the state the minimum amount of
        capital you believe will be needed to fund anticipated operations for a period of
        12 months from the date of the prospectus. To the extent the proceeds of this
        offering will not be sufficient to provide the capital needed for that 12-month
        period, state the deficiency and discuss your plans to address that deficiency.
        Ensure that the uncertainty as to whether you will have sufficient capital to fund
        planned operations for a minimum of 12 months following the date of the
        prospectus is addressed in quantitative terms in your risk factors section. In
        addressing this comment, please clarify what you will be able to accomplish, if
        you sell various amounts of the securities offered by means of the current
        prospectus.

Officers and Key Personnel of the Company, page 45

14.   Your added disclosure in response to prior comment 15 does not clearly and
        concisely address the requirements of Item 401(e) of Regulation S-K, as the

names of employers are not provided in some circumstances and the chronology of listed employment activities does not address clearly those business activities with which Mr. Smith is currently involved. Please revise to clearly and concisely address the business experience during the past five years of each director and executive officer and include the names of each business or organization, along with the respective dates of employment. Ensure that your disclosure sufficiently describes the activities with which Mr. Smith continues to be involved in, that you refer to elsewhere in your filing.

Conflicts of Interest, page 45

15.   You state that your officers and directors are, or may become, engaged in a variety of other businesses, and that there may exist potential conflicts of interest including "corporate opportunity," involved in the participation with such other entities. Please explain the nature and extent of potential conflicts regarding corporate opportunities that are presented by the historical and prospective business activities of your executives and the company's scope of business. Tell us what consideration you have given to including corresponding risk factor disclosure. Revise to describe the other entities with which your officers and directors are currently involved, which relationships present a reasonable likelihood of the conflicts you reference.

Section 16(a) Beneficial Ownership Reporting Compliance, page 47

16.   We note that you continue to include disclosure pursuant to Item 405 of Regulation S-K although it is not required on Form S-1. If you continue to include disclosure of this type, please revise to clarify that you have not registered a class of securities under Section 12(g) of the Exchange Act and Section 16 does not apply to holders of your company's securities.

Executive Compensation

Summary Compensation Table, page 47

17.   We note your summary compensation table no longer reflects the 7.5 million shares issued to Michael F. Smith, your chief executive officer, for services rendered in the development of the business and business plan, which appears to be required disclosure pursuant to Item 402(n)(2)(v) of Regulation S-K. Please revise or advise accordingly.

Security Ownership of Certain Beneficial Owners and Management, page

18.   Please revise your table to show the percentage ownership of Mr. Smith based on the number of shares outstanding prior to the offering, which appears to be 8.4

million shares. You may add one or more additional columns or otherwise show the effects of the completion of various percentages of the primary offering. Also, clarify that the total shares outstanding, listed as 9,400,000 shares, assumes the sale of the maximum amount of shares in this offering.

Part II – Information Not Required in Prospectus

Item 14. Indemnification of Directors and Officers, page 51

19.   You state that you will indemnify your officers and directors to the fullest extent permitted by the Nevada Code. Please revise to explain in materially complete detail the scope of indemnification to which you are obligated by virtue of the interaction of the terms of the articles of incorporation and the Nevada Code. Refer to Item 702 of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities

Stock for Services, page 52

20.   You state that the securities issuances identified in this section were effected in reliance upon the exemption from registration provided under Section 3(b) of the Securities Act.   Identify the rule of the Commission prescribed pursuant to that statutory section that was relied upon with respect to those sales. Your statement that these transactions did not involve a public offering as defined in Section 3(b) appears inapposite, as Section 3(b) does not define "public offering."   Section 3(b) authorizes the Commission to adopt rules and regulations that will exempt small offerings of securities from registration requirements if it is determined that registration is not necessary for the public interest, by virtue of the small or limited character of a public offering. Please advise or revise accordingly.

* * * *

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-4582, if you have any questions regarding comments on the financial statements and related matters.

Please address questions regarding all other comments to Stephani Bouvet at (202) 551-354, or in her absence, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal